Exhibit 99.1

Vision Marine Technologies Announces Landmark Delivery of E-Motion™ Electric Powertrain to Groupe Beneteau Four Winns

Montreal, Canada —October 4, 2023 — Vision Marine Technologies Inc. (NASDAQ: VMAR) (“Vision Marine” or the “Company”), a global leader and innovator within the performance electric recreational boating industry, is pleased to announce the delivery of its pioneering E-Motion™ Electric Powertrain Technology to Groupe Beneteau, Four Winns at their production facility in Michigan. These will be the inaugural electric motors integrated on the Four Winns H2e Bowrider. (https://www.fourwinns.com/intl/boat/h2e)

In a strategic move to underscore the dawn of a new era in eco-friendly marine transport, these boats will embark on a voyage to Europe, where they will be proudly showcased at the esteemed Dusseldorf boat show from January 20-28, 2024. The event, renowned for presenting breakthroughs in the boating world, will serve as the perfect platform to highlight the exceptional capabilities and innovations of the E-Motion™ powered boats.

Following this debut, The E-Motion™ 180E equipped boats will be delivered to their ultimate owner, marking a significant milestone – the first-ever electric boats coming off the Four Winns production line destined for consumer ownership.

Alexandre Mongeon, CEO of Vision Marine, expressed his excitement, stating, "The pioneering efforts of Groupe Beneteau and their dedicated production team, in crafting a specialized assembly line for electric boats, not only sets the course for the future; but also fortifies Four Winns with a distinct advantage against any subsequent boat manufacturer venturing into electrification."

Marrying design with sustainability, the Four Winns H2e is not just a boat; it's a testament to the future of eco-conscious boating without compromising performance. The E-Motion™ powertrain ensures whisper-quiet operations, zero-emissions, unparalleled efficiency and therefore establishes a new experience in boating.

Xavier Montagne, Chief Technical Officer of Vision Marine, commented, "We are elated to see Groupe Beneteau extend boats to the European markets and provide a window to our marine electric propulsion system. We believe the H2E platform is ideal for showcasing the versatility and strength of our system on manufacturers' boats to fellow European boating enthusiasts."

Erik Stromberg, Vice-President of Power & Motor Yacht Development of Groupe Beneteau, expressed his enthusiasm, stating, “Our partnership with Vision Marine represents a significant stride towards achieving a harmonious balance between unmatched performance and environmental stewardship. The debut of the Four Winns H2e Bowrider in Europe is a testament to our shared commitment to fostering a sustainable future for the marine industry.”

About Vision Marine Technologies Inc.

Vision Marine Technologies Inc. (Nasdaq: VMAR), strives to be a guiding force for change and an ongoing driving factor in fighting the problems associated with waterway pollution by disrupting the traditional boating industry with electric power, in turn directly contributing to zero pollution, zero emission and a noiseless environment. Our Flagship E-Motion™ 180E electric marine powertrain is the first fully electric purpose-built outboard powertrain system that combines an advanced battery pack, inverter, and high efficiency motor with proprietary union assembly between the transmission and the electric motor design utilizing extensive control software. Our E-Motion™ and related technologies used in this powertrain system are uniquely designed to improve the efficiency of the outboard powertrain and, as a result, enhance both range and performance. Vision Marine continues to design, innovate, manufacture, and sell handcrafted, environmentally friendly, electric recreational boats to customers. The design and technology applied to our boats results in far greater enhanced performance in general, higher speeds, and longer range. Simply stated, a smoother ride than a traditional internal combustion engine (ICE) motorboat.

About Groupe Beneteau

Founded in Vendée 139 years ago by Benjamin Bénéteau, Groupe Beneteau today has international industrial capabilities, with 22 production sites, and a global sales network. In 2022, Groupe Beneteau recorded €1.5bn of revenues, employing around 8,000 people, primarily in France, the United States, Poland, Italy, and Portugal.

A global market leader, Groupe Beneteau, thanks to its Boat division’s nine brands, offers more than 150 recreational boat models serving its customers’ diverse navigational needs and uses, from sailing to motorboating, monohulls and catamarans. Through its Boating Solutions division, the Group is also present in the daily or weekly rental services, marina, digital and financing sectors.

Its Housing division is a major European player for leisure homes, lodges, and pods, with its 3 brands (IRM, O'HARA, COCO SWEET) offering a wide range of products. It has 900 employees across six production sites in France and one in Italy and generated €257.2m of revenues in 2022.

Boat brands: Beneteau, Jeanneau, Lagoon, Prestige, Delphia, Excess, Four Winns, Wellcraft, Scarab and Glastron.

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. For example, when Vision Marine describes the impact of the E-Motion™ 180E equipped boats, it is using forward-looking statements. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory and other factors, many of which are outside of Vision Marine’s control. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Vision Marine’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (SEC) for the year ended August 31, 2022, as such factors may be updated from time to time in Vision Marine’s periodic filings with the SEC. Any forward-looking statement in this press release speaks only as of the date of this release. Vision Marine undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. https://visionmarinetechnologies.com.

For Immediate Release:

Investor and Company Contact: Bruce Nurse

303-919-2913 or bn@v-mti.com